Securities Purchased in Underwritings Involving
Transactions with Donaldson, Lufkin, & Jenrette
Securities Corporation Subject to Rule 10f-3
Under the Investment Company Act of 1940

10f-3 TRANSACTIONS FOR THE PERIOD OCTOBER 1, 1999
THROUGH MARCH 31, 2000

ALLIANCE ALL MARKET ADVANTAGE FUND


                                                 Price
                            Date      Shares     Per
Security**                Purchased  Purchased   Share

Crossroads Systems        10/19/99   200         $18.00
Aether Systems, Inc.      10/20/99   1,600       $16.00
Predictive Systems, Inc.  10/27/99   600         $18.00
Corning, Inc.             11/04/99   13,000      $151.38


		                   % of
                Total          Offering
Shares          Shares         Purchased                    Shares
Purchased by    Offered        By          Purchased         Held
Fund Group      (000)          Group (1)   From             3/31/00

9,500           3,500          0.27%       Cowen & Co.          0
89,400          6,000          1.49%       Merrill Lynch        0
31,300          4,000          0.78%       Robertson,Stephen    0
1,631,600       13,000         12.55%      JP Morgan         11,400



* Unless otherwise indicated, the securities were part of an issue registered under the Securities Act of 1933 and offered to the public.

**  Indicates the purchase of an Eligible Rule 144A Security.

1) Purchases by all Alliance Funds, including the Fund, may not exceed:

    a) if purchased in an offering other than an Eligible
    Rule 144A Offering, 25% of the principal amount of the offering of such class; or

    b) if purchased in an Eligible Rule 144A Offering, 25% of the total of (i) the principal amount of the offering of such class sold by underwriters or members of the selling syndicate to qualified institutional buyers, plus (ii) the principal amount of the offering of such class in any concurrent public offering.